

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2014

Via Facsimile
Nate Steck
Principal Executive Officer
Nate's Foods Co.
15061 Springdale, Suite 113
Huntington Beach, California 92649

>   **Re: Nate's Foods Co.**
>   **Amendment No. 2 to Registration Statement on Form 10-12G**
>   **Filed September 18, 2014**
>   **File No. 0-52831**

Dear Mr. Steck:

We have reviewed your amended filing and letter dated September 18, 2014, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please confirm that the articles of incorporation, bylaws and certificates of designation filed as Exhibits 3.1, 3.2, 3.3 and 3.4 are presently in effect as we are unable to locate evidence that they have been filed and recorded by the Colorado Secretary of State. Refer to Item 601(b)(3) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 18

2.   We note you revised Exhibit 3.3 to reflect that the Series A Preferred Stock has 1,000 votes per share in response to prior comment 1 to our letter dated September 17, 2014. Please ensure that you revise the total voting power held by your executive officers and directors, individually and as a group, to reflect this change.

Nate Steck
Nate's Foods Co.
September 29, 2014
Page 2

3. You disclose in footnote (b) to your beneficial ownership table that your Series B preferred stock may not be converted for a period of 12 months. However, we are unable to locate any such limitation in Exhibit 3.4. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief